NEWS RELEASES

September 28, 2009

Animas Resources Announces Targets for Santa Gertrudis drilling program and M. Stephen Enders joins the Advisory Board

Vancouver B.C. - Animas Resources Ltd. ("Animas" or the "Company") is pleased to announce that it plans to start a minimum 20 hole drilling program on October 12 focused on testing two target areas each with potential for large precious metal deposits. In addition, drilling is planned to test several conceptual targets for evidence of large gold deposits.

In the course of the extensive district wide mapping and sampling, Animas has identified three target types, 1) gold hosted in sedimentary rocks, 2) intrusive related gold systems, and 3) epithermal gold systems. Drilling will test each of these types of gold occurrences in this program. The Toro -- Gregorio target is the best identified among the targets hosted in sedimentary rocks.

The Toro -- Gregorio target is a +3 square kilometer area of alteration and gold mineralization not tested at depth and is in the best host rocks. Eleven holes are planned including testing below the Animas 2008 drill hole at Camello.

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Positive Aspects

* Large Alteration System (1500m X 600m of clay-iron oxide ± sericite-quartz)

* Numerous previous mined gold deposits(Toro, Ruben, Camello, Gregorio)

* Anomalous surface Au in rocks/soil

* Good structural preparation (NE, E-W, NW faults)

* Favorable lithology (Mural Fm.)

* No deep drilling

* The Camello drillhole ended in decalcification/interstitial pyrite/anomalous Au

* Strong chargeability/resistivity anomaly

Gregory E. McKelvey, President & CEO of Animas commented "In a mining district of this size, it is almost impossible to test all the ideas and targets. The Animas technical team has done an exceptional job to identify and document the best targets to be tested first. It is exciting for us to have high quality targets with an inventory to follow up after the results from the initial drilling are available. In addition, the program will devote a small percentage of the drilling to testing several unusual ideas supported by the geophysics and geochemistry."

Dr. M.Stephen Enders Joins Advisory Board

Dr. Enders' extensive resume includes former positions as Senior Vice President of Worldwide Exploration for Newmont Mining Corporation and the President of Phelps Dodge Exploration Corporation. He is a graduate in Geological Engineering from the Colorado School of Mines (B.Sc.) and the University of Arizona (M.Sc.), where he has also earned a Ph.D. in Geosciences.

Gregory E. McKelvey also commented "We are fortunate indeed to have Dr. Enders join our advisory board. Steve's experience, success and insight into the discovery process and the precious metals business are complementary to our strong advisory board."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

"Gregory E. McKelvey"

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

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